- UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 61717/March 16, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13628

In the Matter of	:	ORDER MAKING FINDINGS,
	:	DENYING TERMINATION, AND
CONSUMERS FINANCIAL CORPORATION	:	REVOKING REGISTRATION
		BY DEFAULT

SUMMARY

This Order denies the voluntary termination of the registered securities of Respondent Consumers Financial Corporation (CFC) and revokes the registration of CFC's registered securities. These actions are based on CFC's false representations in support of its termination filing and its repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission issued its Amended Order Instituting Proceedings (OIP) in this proceeding on February 23, 2010, pursuant to Sections 12(g)(4) and 12(j) of the Securities Exchange Act of 1934 (Exchange Act).[1] The OIP alleges that CFC is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. CFC was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on February 27, 2010.[2] To date, it has failed to file an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, CFC has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, CFC is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning CFC, pursuant to 17 C.F.R. § 201.323.

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[1] The proceeding was initiated on September 29, 2009, pursuant to Section 12(j) of the Exchange Act; the February 23, 2010, OIP added charges and authorization pursuant to Section 12(g) of the Exchange Act.

[2] CFC was served with the OIP by USPS Certified Mail delivery to an officer of the corporation. See 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

CFC (CIK No. 0000100320)[3] is a dually-registered Pennsylvania and Nevada corporation with a principal place of business in Cedarhurst, New York. Its common stock, symbol "CNSF," is registered with the Commission pursuant to Section 12(g) of the Exchange Act. As of August 19, 2009, the company's stock was quoted on the Pink Sheets, operated by Pink OTC Markets Inc., had nine market makers, and was eligible for the "piggyback" exception under Rule 15c2-11(f)(3) of the Exchange Act. CFC is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligation to file timely reports, having not filed any periodic or other required reports since it filed, on March 23, 2007, a Form 10-KSB[4] for the year ended December 31, 2005.

On April 13, 2009, CFC filed a Form 15 Certification and Notice of Termination of Registration under Section 12(g) or Suspension of Duty to File Reports under Sections 13 and 15(d) (Form 15). The Form 15 included CFC's certification that there were approximately 200 holders of record of its registered securities, within the 300-holder limit prescribed by Exchange Act Section 12(g)(4).[5] However, on April 13, 2009, there were far more – 3,092 – holders of record of CFC's registered securities.

III. CONCLUSIONS OF LAW

Because of the number of holders of record of CFC securities as of April 13, 2009, CFC was not eligible to use Form 15 to terminate the registration of its securities. Further, by failing to file required annual and quarterly reports, CFC violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Because CFC's certification that there were approximately 200 holders of record was untrue, termination of registration must be denied, as required by Exchange Act Section 12(g)(4).

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

[5] While Exchange Act Rule 12g-4(a)(1) permits the use of Form 15 to terminate registration of a class of securities held by fewer than 300 persons, Exchange Act Rule 12g-4(a)(2) permits its use to terminate registration of a class of securities held by fewer than 500 persons "where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent fiscal years."

Further, revocation of the registration of its registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). CFC's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Sections 12(g)(4) and 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78*l*(g)(4), 78*l*(j):

TERMINATION OF THE REGISTRATION of the registered securities of Consumers Financial Corporation in accordance with its April 13, 2009, Form 15 IS DENIED; and

the REGISTRATION of the registered securities of Consumers Financial Corporation IS REVOKED.


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Carol Fox Foelak
Administrative Law Judge
